October 15, 2024

Adam Gishen
Chief Executive Officer
FACT II Acquisition Corp.
14 Wall Street, 20th Floor
New York, NY 10005

       Re: FACT II Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 30, 2024
           File No. 333-281593
Dear Adam Gishen:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover page

1. We note that Sponsor HoldCo has committed to purchase 202,500 private placement units and 405,000 restricted Class A shares at a price of $10 per private placement security. Please clarify that Sponsor HoldCo and the non-managing HoldCo investors will not pay a separate price for the restricted Class A shares or advise. If applicable, disclose that the non-managing HoldCo investors also have a conflict of interest determining whether a business combination target is appropriate based on their restricted Class A share holdings.
2. We note your response to prior comment 1 and your disclosure that the non-managing
       HoldCo investors have not indicated an interest in purchasing units in the public
 October 15, 2024
Page 2

       offering. Please delete the language throughout the prospectus relating to expressions of interest.
3. We reissue prior comment 4. On the cover page, please quantify the amount of the compensation received or to be received by the sponsor and its affiliates, as described on pages 3 - 4, and provide the other disclosures required by Item 1602(a)(3) of
       Regulation S-K. Also provide a cross-reference to the locations of related compensation disclosures in the prospectus.
Summary, page 1

4.     We note your response to prior comment 7. On page 36, please clarify that your
       sponsor   s investment in your founder shares and your private placement units will be
       worthless if you do not consummate your initial business combination.
5. We note your response to prior comment 8. Please include your revised disclosure on page 101 in the summary section.
Risk Factors, page 42

6. In response to prior comment 16, we note your disclosure on page 109 that "in order to facilitate our initial business combination, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement units (other than private placement units indirectly owned by the non-managing Holdco investors) or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities."
       Please add risk factor disclosure regarding any risk that the sponsor may divest its interest in the company and be replaced by a different sponsor prior to identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
We may not be able to complete an initial business combination since . . ., page 48

7. We note your response to prior comment 11. Please include your response to our comment in this section of the filing.
Management, page 136

8. We note your response to prior comment 19. Under Conflicts of Interest, please also disclose the $2,000,000 in working capital loans.
Certain Relationships and Related Party Transactions, page 155

9. We note your disclosure that Sponsor HoldCo has agreed to reserve 20,000 founder shares to sell and transfer to a senior advisor of the company. Please disclose the name of the senior advisor. See Item 404(a)(1) and Item 404(d)(1) of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-2

10. We note the signature of WithumSmith+Brown, PC has been omitted from your audit report. Please amend to provide an audit report that includes the signature of your current auditors. Refer to AS 3101.10.
 October 15, 2024
Page 3

        Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Brandon J. Bortner, Esq.